EXHIBIT 99.1

Rio Tinto

Notice to ASX

Rio Tinto Exploration Update – Winu project

1 August 2019

As previously announced[1], Rio Tinto has discovered copper-gold mineralisation at the Winu project in the Yeneena Basin of the Paterson Province in Western Australia. This release provides new data on fourteen diamond drill holes and twenty-eight reverse circulation (RC) drill holes completed since the last report.

Significant intercepts for the forty-two drill holes are set out in Table 1 below. Results continue to indicate relatively wide intersections of vein style copper mineralisation associated with gold and silver beneath relatively shallow cover. The mineralisation remains open at depth and to the east, north, and south, with a currently defined strike length of approximately 2.1km. Drillhole details are included in Appendix 1.

Drilling is ongoing with eight diamond rigs and three RC rigs drilling at Winu and further results will be reported in the first quarter of 2020. RC and diamond drilling is continuing, with RC drilling primarily focussed on defining the extent and tenor of the supergene zone and diamond drilling continuing to test the extents of the deposit.

Rio Tinto continues to conduct cultural heritage surveys through strong engagement with the Traditional Owners. Preliminary technical studies have commenced on the project including environmental baseline studies, geotechnical and metallurgical testwork. Construction of a gravel airstrip is near completion. In addition to the ongoing work at Winu, Rio Tinto is conducting exploration within the broader Paterson Province on its wholly owned licences and joint venture licences during 2019.

While results continue to be encouraging, the exploration project is still at an early stage and drilling to date does not allow sufficient understanding of the mineralised body to assess the potential size or quality of the mineralisation nor to enable estimation of a Mineral Resource. The assessment and interpretation of existing data is ongoing and is being used to help guide drilling for the remainder of 2019.

Figure 1 shows the location of the Winu project. Figure 2 shows a plan with the location of all drill holes included in this release along with other holes drilled to date for which assay results have not yet been received. Figure 3 provides a representative cross section.

Table 1: Significant mineralised drill hole intercepts with >0.2% Cu or >0.2 g/t Au. Minimum interval length is 10 m and maximum dilution allowed is 10 m

Drill hole	Down hole (m)		Down hole length (m)	Copper (Cu %)	Gold (Au g/t)	Silver (Ag g/t)
	From	To				
WINU0037	77.8	232.9	155.1	0.41	0.38	2.39
WINU0039	113	183	70	0.24	0.21	1.63
WINU0039	212	250	38	0.22	0.09	1.92
WINU0039	293	397	104	0.48	0.21	2.45
WINU0039	419	445	26	0.21	0.13	0.98
WINU0040	74	158	84	0.12	0.35	0.41
WINU0040	184	325.9	141.9	0.32	0.27	1.69

[1] "Rio Tinto Exploration Update – copper-gold mineralisation discovered in the Paterson Province in the far east Pilbara region of Western Australia" released to ASX on 27 February 2019, and "Rio Tinto Exploration Update – Winu Project", released to ASX on 6 June 2019.

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Drill hole	Down hole (m)		Down hole length (m)	Copper (Cu %)	Gold (Au g/t)	Silver (Ag g/t)
	From	To				
WINU0040	344	395	51	0.21	0.16	0.90
WINU0040	407	419	12	0.23	0.19	0.93
WINU0040	436	447	11	0.41	0.38	2.10
WINU0040	514	535	21	0.14	0.60	0.76
WINU0041	269	383	114	0.25	0.19	1.08
WINU0042	93	119	26	0.22	0.14	0.42
WINU0042	154	172	18	0.23	0.15	1.51
WINU0042	192	238	46	0.28	0.29	2.19
WINU0042	292.1	444	151.9	0.52	0.23	3.13
WINU0042	462	558	96	0.44	0.20	2.26
WINU0042	570.8	690	119.2	0.29	0.12	1.62
WINU0042	707	734.3	27.3	0.24	0.17	1.10
WINU0045	77	87	10	0.04	0.25	0.22
WINU0045	107	139	32	0.05	0.61	0.16
WINU0045	154	223	69	0.05	0.40	0.18
WINU0045	243	362	119	0.08	0.29	0.29
WINU0045	400	410	10	0.06	0.26	0.33
WINU0045	433.6	460.6	27	0.18	0.22	0.70
WINU0045	527	551.5	24.5	0.23	0.19	0.75
WINU0045	577	609	32	0.11	0.21	0.40
WINU0046	282.9	353	70.1	0.26	0.20	1.28
WINU0046	378	390	12	0.16	0.22	0.71
WINU0046	430.3	466	35.7	0.25	0.10	1.05
WINU0049	99	156	57	0.20	0.21	0.99
WINU0051	183	342	159	0.20	0.16	1.06
WINU0051	361	508	147	0.25	0.12	1.33
WINU0051	520	704	184	0.50	0.23	3.11
WINU0051	715	783	68	0.46	0.19	2.60
WINU0052	95.7	110	14.3	0.33	0.14	2.34
WINU0052	182	221	39	0.17	0.20	1.06
WINU0052	239	268	29	0.21	0.13	0.76
WINU0052	283	325	42	0.20	0.13	1.13
WINU0052	341.1	358	16.9	0.25	0.08	1.07
WINU0052	384.1	427	42.9	0.22	0.11	0.79
WINU0052	460.2	481	20.8	0.21	0.24	0.92
WINU0052	513.3	625	111.7	0.29	0.18	1.28
WINU0052	643	728	85	0.34	0.13	1.06
WINU0053	70.9	246	175.1	0.19	0.25	1.41
WINU0055	324	338	14	0.21	0.10	0.85
WINU0055	354	365	11	0.38	0.09	1.47
WINU0055	408	434	26	0.33	0.18	1.10
WINU0055	450.2	479	28.8	0.19	0.22	0.73
WINU0101	76	191	115	0.24	0.26	1.37
WINU0102	80	214	134	0.24	0.20	1.82
WINU0103	62	96	34	0.11	0.21	0.72

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Drill hole	Down hole (m)		Down hole length (m)	Copper (Cu %)	Gold (Au g/t)	Silver (Ag g/t)
	From	To				
WINU0103	137	152	15	0.21	0.11	1.42
WINU0103	153	203	50	0.13	0.20	0.82
WINU0104	72	259	187	0.19	0.23	1.29
WINU0105	59	252	193	0.21	0.29	1.29
WINU0107	64	252	188	0.42	0.39	2.65
WINU0109	67	151	84	0.62	1.41	4.83
WINU0110	60	174	114	0.41	0.71	2.44
WINU0113	71	250	179	0.53	0.47	3.77
WINU0117	74	258	184	0.47	0.39	3.36
WINU0118	72	240	168	0.81	0.51	5.33
WINU0120	115	217	102	0.14	0.35	0.84
WINU0121	79	249	170	0.63	0.26	3.94
WINU0122	75	94	19	0.03	0.76	1.43
WINU0122	106	238	132	0.36	0.46	2.00
WINU0124	63	166	103	0.42	0.58	2.30
WINU0124	184	249	65	0.12	0.33	0.96
WINU0125	67	274	207	0.30	0.61	1.87
WINU0126	75	232	157	0.37	0.41	2.30
WINU0127	55	252	197	0.62	0.52	3.28
WINU0128	74	250	176	0.31	0.43	1.98
WINU0129	56	75	19	0.02	0.27	0.78
WINU0129	95	228	133	0.30	0.30	2.08
WINU0130	84	198	114	0.35	0.33	1.99
WINU0130	214	256	42	0.30	0.43	1.98
WINU0133	60	237	177	0.49	0.42	3.38
WINU0134	97	192	95	0.22	0.28	1.56
WINU0135	65	101	36	0.08	0.22	1.39
WINU0135	146	169	23	0.21	0.44	1.48
WINU0135	213	249	36	0.22	0.19	1.79
WINU0136	112	214	102	0.30	0.18	2.17
WINU0137	72	251	179	0.56	0.31	3.88
WINU0141	78	237	159	0.29	0.44	1.53
WINU0151	64	241	177	0.58	0.40	3.18

Drill holes that did not intersect significant mineralisation at 0.2% Cu or 0.2 g/t Au cut-off include WINU0038 and WINU0048. All drill hole depths are reported to one decimal place.

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Figure 1: Location map of the Winu project Competent Persons Statement The information in this report that relates to Exploration Results is based on information compiled under the supervision of Dr Julian Verbeek who is a Member of the Australasian Institute of Mining and Metallurgy (MAusIMM) and has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity to which he is undertaking to qualify as a competent person as defined in the 2012 edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Dr Julian Verbeek is a full-time employee of Rio Tinto Exploration and consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Page 4 of 13

Figure 2: Drill collar location plan for Winu with cross section line location Abandoned drillholes are not displayed. All drill hole numbers not prefixed are WINU* series. Results as of 30 June 2019. Page 5 of 13

Figure 3: Representative cross section through Winu mineralisation Page 6 of 13

Winu Project: JORC Table 1 The following table provides a summary of important assessment and reporting criteria used at the Winu project for the reporting of Exploration Results in accordance with the Table 1 checklist in The Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code, 2012 Edition). Criteria in each section apply to all preceding and succeeding sections. SECTION 1 SAMPLING TECHNIQUES AND DATA Criteria Commentary Sampling • Reverse circulation drilling samples were collected from a cone split on the cyclone on a 1-m techniques interval. The sample consisted of the 10% of the drilled metre and its weight varied from 2 to 5 kg. Heavy samples were split manually using a single tier riffle splitter to produce a manageable sample weight. PQ and HQ diamond core was drilled on a 6-m run. The core was cut using an automated core-cutter and sample was collected on a 1-m interval half core. Drilling • The drilling consisted of reverse circulation with face sampling bit and triple tubed diamond techniques drilling from surface. • The drill holes were generally cased from 30 m progressing from PQ to HQ at 160 m on average; however, exact depths vary from hole to hole. • The core was oriented using the ACT III RD tool. At the end of each run, the low side of the core was marked by the drillers and this was used at the site for marking the whole drill core with a reference line. Drill sample • Core recovery was measured and recorded continuously from the start of casing to the end of recovery the hole for every drill hole. Each run of 6 m length was marked by a core block which provided the depth, the core drilled and the core recovered. • Generally the core recovery was >99%. • RC samples were weighted, the hole was flushed after each 1m sample and the sample weights were compared to identify any loss. Generally, the sample weights were comparable. Logging • Detailed descriptions of core were logged qualitatively for lithological composition and texture, structures, veining and sulphide composition. In addition, a quantitative estimate was also done for some minerals including sulphides. • Structural and geotechnical measurements were also recorded and uploaded into acQuire. • All the drilled holes were logged before sampling. • The core was photographed both dry and wet inside the core trays. • The logging of the RC chips was done after sieving and washing of the material collected from the cyclone. Sub-sampling • Diamond core was sawn into two, and half was collected in a bag and submitted for analysis, techniques and the other half was kept in the tray and stored. The core was sampled at 1m intervals with sample breaks for major geological changes. Intervals generally range from 0.5 m to 1 m. preparation • The diamond half core and RC samples were sent to an ALS Limited laboratory, where they were dried and crushed to 2 mm with 70% pass and then split using a rotary splitter to produce a 750 g sub-sample. The crushed sub-sample was pulverised with 85% passing 75 µm using a LM2 mill and a 30 to 50 g sample taken for analysis. • A portion of the 2 mm sized material was used for VNIR/SWIR spectral readings, which were sent to AusSpec International for interpretation. • Duplicate samples were collected at each stage of the preparation, with a rate of 1:50 (field duplicates) or 1:20 (crush and pulp duplicates) samples. Duplicate results show acceptable levels of precision for the style of mineralisation. • Sample sizes are considered appropriate for the style of mineralisation. Page 7 of 13

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Quality of assay data and laboratory tests	• All samples were submitted to an ALS Limited laboratory in Perth. • 51 elements were analysed using 4-acid digestion followed by ICP-OES/MS measurements, including qualitative Au, Pt and Pd. • 30 to 50 g of sample were used for Au analysis by fire assay with AAS finish. • Portable XRF analysis on pulp for Cr, Nb, S, Si, Ta, Ti, Y and Zr was done using a Delta and Vanta Olympus instrument. • Quality control samples consisted of field duplicates (1:50), crush duplicates (1:20), pulp duplicates (1:20), blanks (1:20) and certified reference materials (3:100). All the results are checked in the acQuire database before being used, and the analysed batches are continuously reviewed to ensure they are performing within acceptable accuracy and precision limits for the style of mineralisation. A number of batches are being reviewed for potential undercall in Au, however there is not expected to be a material change. No material contamination was noted in the laboratory process.
Verification of sampling and assaying	• All the sample intervals were visually verified using high quality core photography through Imago, and some selected samples were taken inside the mineralised interval for optical microscopy by qualified petrologists. • No adjustment was done on the assay data that are electronically uploaded from the laboratory to the database. • The drill core logging data is managed by a computerised system and strict validation steps were followed. • The data are stored in a secured database with restricted access. • There are two twinned holes (one RC and one diamond) that were drilled for validation of the assays. The results from these holes indicate that there is no bias present due to drilling method. • A systematic analysis of duplicate samples was carried out at each stage of sampling including field, crush and pulp duplicates. The results from the duplicates were within acceptable range for this type of mineralisation. The results from blanks did not indicate contamination during the laboratory procedure.
Location of data points	• Drill hole collar locations were surveyed after drilling utilising a handheld Garmin GPS with an accuracy of 5 m, or by an independent survey contractor using a Leica Viva GS15 GNSS base and rover system operating in RTK mode to a stated accuracy of +/- 20 mm. • The topography is relatively flat with average elevation of 240 m. • The data for the collars are provided in the Geocentric Datum of Australia (GDA94 zone 51). • Downhole surveys were completed every 10, 25 or 50 m using a Reflex EZ Gyro or Reflex SPRINT-IQ.
Data spacing and distribution	• The diamond drill hole spacing is 130 to 150 m across strike by 150 m or 300 m along strike (between lines). The reverse circulation drill hole spacing is being performed on a 75 m by 75 m spacing and this report is the partial completion of that grid spacing. • A reverse circulation grade variability cross at 25 m spacing was installed as a part of the drilling included in this report. • The current drilling does not provide sufficient information for estimation of a Mineral Resource. • The intercepted mineralisation is still open to the east, north, south and at depth and further drilling will continue during 2019. • No compositing has been applied to the samples.

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Orientation of data in relation to geological structure	• Drilling is mainly orientated perpendicular to the main structural trend of the area; however, there are multiple mineralisation events and there is insufficient data to confirm the geological model.
Sample security	• Samples in calico bags are stored on site in enclosed stillages and transported via road on trucks from the site to an ALS Limited laboratory in Perth via Port Hedland. • The diamond sample intervals were verified against the recorded core lost in the drilling plods. • Sample numbers were generated directly from the database. • Each sample was given a barcode at the laboratory and the laboratory reconciled the received sample list with physical samples. Barcode readers were used at the different stages of the analytical process. • The laboratory uses a LIMS system that further ensures the integrity of the results.
Audits or reviews	• No external audits have been performed at this early stage of the project. • The database containing the data related to all Rio Tinto exploration programs is internally checked.

SECTION 2 REPORTING OF EXPLORATION RESULTS

Criteria	Commentary
Mineral tenement and land tenure status	• All Rio Tinto Exploration tenements are kept with respect to the legislation in terms of obligations including minimum expenditure. This project is located within Exploration Licence E45/4833, which is 100% owned by Rio Tinto and expires on the 12th of October 2022.
Exploration done by other parties	• No exploration has been carried out in the Winu area prior to Rio Tinto work in 2016.
Geology	• The prospect is located on the Anketell Shelf of the Yeneena Basin, a Neoproterozoic sequence of metasedimentary rocks and granitoids that is entirely covered by Phanerozoic sediments, up to 100 m thick in the Winu area. • The main lithologies intercepted by the current drilling at Winu include metasedimentary rocks (quartzites, metasandstones, metasiltstones and metapelites), unmetamorphosed sedimentary cover rocks (conglomerates, arkoses and mudstones), granite and dolerite. Host rocks to copper-gold mineralisation are fine to medium-grained subarkosic metasandstones and biotite-rich metasiltstones. • The mineralisation is predominantly vein controlled. Mineralisation includes chalcopyrite, chalcocite, pyrite, pyrrhotite, molybdenite, bornite, scheelite, bismuthinite and wolframite. Several generations of veins are identified and characterised by different mineralogical assemblages and textures. The main mineralisation event is associated with quartz-K-feldspar-sulphide and sulphide-carbonate veins with dominantly K-feldspar, muscovite, biotite and/or chlorite wallrock alteration. • Primary sulphide mineralisation is overlain by a supergene blanket containing secondary copper minerals as well as native copper in places.
Drill hole Information	• Appendix 1 provides details of drill hole coordinates, orientations and length for all drill holes.

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Data aggregation methods	• The average grades presented in this report are all length-weighted averages above a 0.2% Cu or 0.2g/t Au cut-off. Minimum interval length is 10 m and maximum dilution allowed is 10 m.
Relationship between mineralisation widths and intercept lengths	• Insufficient data is available to confirm the geological model and as such all results are reported in apparent width; the true width is still unknown.
Diagrams	• Plans are included in the release as below: • Location Map (Figure 1), Drillhole collar plan (Figure 2) and Winu Cross section (Figure 3)
Balanced reporting	• This is the third release of available exploration results for this deposit. Drilling is ongoing and further results will be reported in a subsequent release in Quarter 1, 2020.
Other substantive exploration data	• Specific gravity measurements were taken on 20 cm of solid core for every 20 m, representing different lithologies and mineralised intervals. The measurement used the hydrostatic/gravimetric method (Archimedes Principle of buoyancy). • Hyperspectral and high-resolution core imagery is being collected using a CoreScan Hyperspectral Core Imager. Whole core is imaged at Winu prior to sample cutting, where possible. Historical Winu core from 2018 and 2019 is imaged as half core. • Magnetic susceptibility was measured for each sample using KT-10 (kappameter) instrument. • Geophysical surveys were carried out over the deposit area including airborne electromagnetics, ground gravity, induced polarisation/resistivity, passive seismic, and downhole density, gamma, conductivity, resistivity, induced polarisation, magnetic susceptibility and acoustic televiewer. • Geometallurgical characterisation was conducted on the first RC holes, which indicated satisfactory results however further tests are required to confirm potential recovery. • LiDAR imagery was acquired to help in better planning and reporting of the exploration program.
Further work	• Rio Tinto continues to evaluate and interpret the results from the 2018 and 2019 work program. • The results presented here indicate the mineralisation is not closed off by the drilling performed to date. • Preliminary metallurgical test work has commenced. • Geotechnical drilling and logging is underway. • Installing water bores and water monitoring points is underway. • Drilling at Winu is ongoing. • In addition to the ongoing work at Winu, Rio Tinto is conducting exploration within the broader Paterson Province on its wholly owned licences and joint venture licences during 2019.

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Appendix 1: Drill hole coordinates, orientations and depths

The data for the collars are provided in the Geocentric Datum of Australia (GDA94 zone 51)

Drill hole	Easting (mE)	Northing (mN)	Elevation (m RL)	Down hole depth (m)	Dip (deg)	Azimuth (deg)	Hole type	Hole status
WINU0037	369256.7	7707869.3	245.3	232.9	-60	265	Diamond	Fully Assayed
WINU0038	369825.7	7706728.1	253.1	325.1	-60	265	Diamond	Fully Assayed
WINU0039	369624.3	7707157.2	248.7	510.3	-60	265	Diamond	Fully Assayed
WINU0040	370022.3	7707312.9	247.1	537.5	-60	265	Diamond	Fully Assayed
WINU0041	369169.7	7709079.9	245.6	529.3	-60	265	Diamond	Fully Assayed
WINU0042	369577.7	7707610.1	246.3	786.3	-60	265	Diamond	Fully Assayed
WINU0044	369179.6	7708927.8	247.7	128	-60	265	Diamond	Abandoned - not assayed
WINU0045	370268.0	7707216.2	247.8	650.6	-60	265	Diamond	Fully Assayed
WINU0046	369179.0	7708930.0	250.0	499.7	-60	265	Diamond	Fully Assayed
WINU0047	369254.4	7707851.4	245.6	132	-90	0	Percussion	Waterbore - not assayed
WINU0048	368768.9	7708300.2	245.9	432.6	-60	265	Diamond	Fully Assayed
WINU0049	368939.0	7709058.7	246.6	337	-60	265	Diamond	Fully Assayed
WINU0050	369196.8	7709138.6	245.9	128	-90	0	Percussion	Waterbore - not assayed
WINU0051	369555.5	7707911.2	246.3	828.3	-60	265	Diamond	Fully Assayed
WINU0052	369186.6	7708330.4	247.1	810.5	-60	0	Diamond	Fully Assayed
WINU0053	368928.0	7708310.2	245.5	399.6	-60	265	Diamond	Fully Assayed
WINU0055	369330.5	7708944.1	247.2	504	-60	265	Diamond	Fully Assayed
WINU0100	368869.0	7708407.0	249.6	42	-70	265	RC	Abandoned - not assayed
WINU0101	368871.8	7708406.3	246.0	191	-90	0	RC	Fully Assayed
WINU0102	369067.2	7708421.3	248.3	216	-90	0	RC	Fully Assayed
WINU0103	368818.1	7708402.8	246.1	258	-90	0	RC	Fully Assayed
WINU0104	368919.8	7708412.6	246.5	264	-70	265	RC	Fully Assayed
WINU0105	368970.7	7708410.1	246.6	252	-70	265	RC	Fully Assayed
WINU0106	369018.2	7708413.6	247.1	66	-70	265	RC	Abandoned - not assayed
WINU0107	369033.0	7708414.6	247.5	252	-70	265	RC	Fully Assayed
WINU0108	369487.2	7707072.5	250.6	24	-90	0	RC	Abandoned - not assayed
WINU0109	369217.5	7707347.6	248.7	154	-90	0	RC	Fully Assayed
WINU0110	369038.0	7707963.9	245.3	174	-70	265	RC	Fully Assayed
WINU0111	369064.6	7707967.4	245.2	54	-70	265	RC	Abandoned - not assayed
WINU0113	369111.5	7707971.6	245.2	252	-70	265	RC	Fully Assayed
WINU0114	369135.4	7707972.4	245.2	120	-70	265	RC	Abandoned - not assayed
WINU0115	369084.3	7708021.9	244.9	160	-85	265	RC	Abandoned - not assayed
WINU0117	369088.7	7707942.9	245.2	258	-85	265	RC	Fully Assayed
WINU0118	369085.1	7707993.3	245.1	240	-85	265	RC	Fully Assayed

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Drill hole	Easting (mE)	Northing (mN)	Elevation (m RL)	Down hole depth (m)	Dip (deg)	Azimuth (deg)	Hole type	Hole status
WINU0120	369560.6	7707077.8	250.0	252	-85	265	RC	Fully Assayed
WINU0121	369295.0	7707352.8	248.5	252	-85	265	RC	Fully Assayed
WINU0122	369371.6	7707359.9	247.9	238	-85	265	RC	Fully Assayed
WINU0123	369531.2	7706389.0	252.6	84	-85	265	RC	Abandoned - not assayed
WINU0124	369440.2	7707366.9	247.7	250	-85	265	RC	Fully Assayed
WINU0125	369512.4	7707374.0	247.4	274	-85	265	RC	Fully Assayed
WINU0126	369589.0	7707378.6	247.1	232	-85	265	RC	Fully Assayed
WINU0127	369210.8	7707426.1	248.3	268	-85	265	RC	Fully Assayed
WINU0128	369357.8	7707440.7	247.2	250	-85	265	RC	Fully Assayed
WINU0129	369511.4	7707453.0	246.7	250	-85	265	RC	Fully Assayed
WINU0130	369254.9	7707201.9	250.2	256	-85	265	RC	Fully Assayed
WINU0132	369054.0	7707489.0	250.0	138	-90	265	RC	Abandoned - not assayed
WINU0133	369204.5	7707500.8	247.7	252	-85	265	RC	Fully Assayed
WINU0134	369357.0	7707514.6	246.5	192	-85	265	RC	Fully Assayed
WINU0135	369432.8	7707520.1	246.5	250	-85	265	RC	Fully Assayed
WINU0136	369507.9	7707526.5	246.4	252	-85	265	RC	Fully Assayed
WINU0137	369161.6	7707950.9	245.3	252	-85	265	RC	Fully Assayed
WINU0141	368953.1	7707927.7	245.4	239	-85	265	RC	Fully Assayed
WINU0151	369330.1	7707206.3	249.7	250	-85	265	RC	Fully Assayed

Table also provides details of two waterbores and abandoned drillholes completed during the period.

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Investor Relations, United Kingdom
John Smelt
T +44 20 7781 1654
M +44 7879 642 675

David Ovington
T +44 20 7781 2051
M +44 7920 010 978

Investor Relations, Australia
Natalie Worley
T +61 3 9283 3063
M +61 409 210 462

Rachel Storrs
T +61 3 9283 3628
M +61 417 401 018

Rio Tinto plc
6 St James's Square
London SW1Y 4AD
United Kingdom

T +44 20 7781 2000
Registered in England
No. 719885

Rio Tinto Limited
Level 7, 360 Collins Street
Melbourne 3000
Australia

T +61 3 9283 3333
Registered in Australia
ABN 96 004 458 404

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